MJP International Ltd.
2806, 505 - 6th Street SW,
Calgary, Alberta,
Canada T2P 1X5.
Telephone: (403) 237 – 8330

October 28, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C.
Mail Stop 20549-0407

Dear Sirs, Mesdames:

Re:	MJP International Ltd. (the Company")
Registration Statement on Form S-1 filed April 26, 2013 (as amended)
File No. 333-188152

In connection with the Company's above referenced Form S-1 Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:30 p.m. (EST) Wednesday, October 30, 2013 or as soon as practicable thereafter , in accordance with Rule 461(a) of Regulation C.

We acknowledge that

(i)

should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(iii)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

MJP INTERNATIONAL LTD.

Per: /s/ Tong Tang
Tong Tang
Its: President